Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	June 30, 2017	December 31, 2016

ASSETS
Current assets
Cash	$2,369	$2,705
Trade and other receivables	112,397	112,171
Financial derivatives (note 17)	21,249	2,219
	136,015	117,095
Non-current assets
Financial derivatives (note 17)	4,456	—
Exploration and evaluation assets (note 6)	300,721	308,462
Oil and gas properties (note 7)	4,125,565	4,152,169
Other plant and equipment	15,292	16,359
	$4,582,049	$4,594,085

LIABILITIES
Current liabilities
Trade and other payables	$128,427	$112,973
Financial derivatives (note 17)	4,985	28,532
Onerous contracts	5,644	9,504
	139,056	151,009
Non-current liabilities
Bank loan (note 8)	261,754	187,954
Long-term notes (note 9)	1,525,344	1,566,116
Asset retirement obligations (note 10)	394,270	331,517
Deferred income tax liability	331,461	375,695
Financial derivatives (note 17)	1,023	2,833
	2,652,908	2,615,124

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 11)	4,432,130	4,422,661
Contributed surplus	22,078	21,405
Accumulated other comprehensive income	549,537	629,863
Deficit	(3,074,604)	(3,094,968)
	1,929,141	1,978,961
	$4,582,049	$4,594,085

Subsequent events (note 17)

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$274,369	$195,733	$534,918	$349,331
Royalties	(60,014)	(42,386)	(117,191)	(76,968)
	214,355	153,347	417,727	272,363

Expenses
Operating	70,925	55,275	135,055	124,955
Transportation	8,973	5,146	17,015	11,921
Blending	13,260	1,207	23,317	3,566
General and administrative	14,015	12,233	26,598	26,402
Exploration and evaluation (note 6)	3,686	1,896	5,008	3,359
Depletion and depreciation	131,155	121,940	253,486	263,611
Share-based compensation (note 12)	5,593	3,933	10,142	8,373
Financing and interest (note 15)	29,293	27,888	57,799	56,941
Financial derivatives (gain) loss (note 17)	(15,878)	56,748	(51,766)	42,245
Foreign exchange (gain) loss (note 16)	(32,952)	3,327	(43,540)	(84,016)
Loss on disposition of oil and gas properties	524	—	524	22
Other expense (income)	493	(242)	906	(55)
	229,087	289,351	434,544	457,324
Net loss before income taxes	(14,732)	(136,004)	(16,817)	(184,961)
Income tax recovery (note 14)
Current income tax recovery	(705)	(2,284)	(1,441)	(3,726)
Deferred income tax recovery	(23,295)	(46,783)	(35,740)	(94,905)
	(24,000)	(49,067)	(37,181)	(98,631)
Net income (loss) attributable to shareholders	$9,268	$(86,937)	$20,364	$(86,330)
Other comprehensive income (loss)
Foreign currency translation adjustment	(62,163)	6,062	(80,326)	(152,647)
Comprehensive loss	$(52,895)	$(80,875)	$(59,962)	$(238,977)

Net income (loss) per common share (note 13)
Basic	$0.04	$(0.41)	$0.09	$(0.41)
Diluted	$0.04	$(0.41)	$0.09	$(0.41)

Weighted average common shares (note 13)
Basic	234,204	210,749	234,112	210,687
Diluted	236,615	210,749	236,715	210,687

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2015	$4,296,831	$22,045	$705,382	$(2,609,784)	$2,414,474
Vesting of share awards	3,138	(3,138)	—	—	—
Share-based compensation	—	8,373	—	—	8,373
Comprehensive loss for the period	—	—	(152,647)	(86,330)	(238,977)
Balance at June 30, 2016	$4,299,969	$27,280	$552,735	$(2,696,114)	$2,183,870
Balance at December 31, 2016	$4,422,661	$21,405	$629,863	$(3,094,968)	$1,978,961
Vesting of share awards	9,469	(9,469)	—	—	—
Share-based compensation	—	10,142	—	—	10,142
Comprehensive loss for the period	—	—	(80,326)	20,364	(59,962)
Balance at June 30, 2017	$4,432,130	$22,078	$549,537	$(3,074,604)	$1,929,141

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$9,268	$(86,937)	$20,364	$(86,330)
Adjustments for:
Share-based compensation (note 12)	5,593	3,933	10,142	8,373
Unrealized foreign exchange (gain) loss (note 16)	(32,045)	3,549	(43,383)	(83,252)
Exploration and evaluation (note 6)	3,686	1,896	5,008	3,359
Depletion and depreciation	131,155	121,940	253,486	263,611
Non-cash financing and accretion (note 15)	3,378	3,099	6,692	5,341
Unrealized financial derivatives (gain) loss (note 17)	(13,229)	80,564	(48,843)	110,687
Loss on disposition of oil and gas properties	524	—	524	22
Deferred income tax recovery	(23,295)	(46,783)	(35,740)	(94,905)
Payments on onerous contracts	(1,899)	—	(3,745)	—
Change in non-cash working capital	(10,427)	(25,592)	(5,637)	(5,183)
Asset retirement obligations settled (note 10)	(2,468)	(708)	(7,895)	(2,409)
	70,241	54,961	150,973	119,314

Financing activities
Increase in bank loan	8,615	53,864	80,550	104,607
	8,615	53,864	80,550	104,607

Investing activities
Additions to exploration and evaluation assets (note 6)	(1,052)	(1,508)	(4,837)	(2,573)
Additions to oil and gas properties (note 7)	(76,955)	(33,982)	(169,729)	(114,602)
Divestitures	300	37	380	46
Property acquisitions (note 4)	(5,526)	—	(71,610)	—
Dispositions to other plant and equipment, net of additions	(514)	(52)	(618)	(374)
Change in non-cash working capital	6,085	(73,083)	15,624	(104,318)
	(77,662)	(108,588)	(230,790)	(221,821)
Impact of foreign currency translation on cash balances	(1,876)	(270)	(1,069)	(1,928)
Change in cash	(682)	(33)	(336)	172
Cash, beginning of period	3,051	452	2,705	247
Cash, end of period	$2,369	$419	$2,369	$419

Supplementary information
Interest paid	$30,775	$30,222	$50,194	$51,876
Income taxes paid	$386	$—	$872	$5,138

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended June 30, 2017 and 2016
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

The audited consolidated financial statements of the Company as at and for the year ended December 31, 2016 are available through our filings on SEDAR at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov.

2.	BASIS OF PRESENTATION
These condensed consolidated interim unaudited financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), and do not include all of the necessary annual disclosures as prescribed by IFRS. Accordingly, these condensed consolidated interim unaudited financial statements should be read in conjunction with the annual audited consolidated financial statements as at and for the year ended December 31, 2016 (the "2016 annual financial statements").

These consolidated financial statements were approved by the Board of Directors of Baytex on July 31, 2017.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies, critical accounting judgments and significant estimates used in preparation of the 2016 annual financial statements have been applied in the preparation of these condensed consolidated interim unaudited financial statements.

Future Accounting Pronouncements

Revenue from Contracts with Customers

In April 2016, the IASB issued its final amendments to IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts and IAS 18 Revenue and the related interpretations on revenue recognition. The new standard moves away from a revenue recognition model based on an earnings process to an approach that is based on transfer of control of a good or service to a customer. The standard also requires extensive new disclosures as to the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. IFRS 15 shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will be applied by Baytex on January 1, 2018. The Company is currently in the process of identifying and reviewing its various revenue streams and underlying contracts and evaluating the impact on the consolidated financial statements as well as determining the extent of new additional disclosures.

Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments which is intended to replace IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. Under IFRS 9, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity’s own credit risk is recorded through other comprehensive income (loss) rather than net income (loss). The new standard also introduces a credit loss model for evaluating impairment of financial assets. In addition, IFRS 9 provides a hedge accounting model that is more in line with risk management activities. The Company currently does not apply hedge accounting to its derivative contracts nor does it intend to apply hedge accounting upon adoption of IFRS 9. The standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 will be applied by Baytex on January 1, 2018. The Company is currently evaluating its impact on the consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces IAS 17 Leases. IFRS 16 introduces a single recognition and measurement model for lessees, which will require recognition of lease assets and lease obligations on the balance sheet. Short-term leases and leases for low value assets are exempt from recognition and may be treated as operating leases and recognized through net income (loss). The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has been adopted. The standard shall be applied retrospectively to each period presented or retrospectively as a cumulative-effect adjustment as of the date of adoption. IFRS 16 will be applied by Baytex on January 1, 2019. The Company is in the process of identifying and reviewing its various lease contracts and arrangements in order to evaluate the impact on the consolidated financial statements.

4.	PROPERTY ACQUISITION
On January 20, 2017, Baytex acquired heavy oil properties in the Peace River area of Alberta for total consideration of $66.1 million, including closing adjustments. The purchase price was adjusted for the results of operations between the effective date of December 1, 2016 and closing of the acquisition. The acquired properties provide additional development opportunities located immediately adjacent to Baytex's existing Peace River lands.

The acquisition was accounted for as a business combination whereby the net assets acquired and the liabilities assumed were recorded at fair value at the acquisition date. The estimated fair value of the oil and gas properties acquired was determined using internal estimates of proved plus probable reserves. The asset retirement obligations were determined using internal estimates of the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired using a market discount rate of 12%.

Preliminary estimates of fair value assigned to the assets acquired and liabilities assumed at the date of acquisition are set forth below:

Consideration for the acquisition:
Cash paid	$66,084
Total consideration	$66,084

Allocation of purchase price:
Oil and gas properties	$89,526
Crude oil inventory(1)	988
Trade and other payables	(5,400)
Asset retirement obligations	(19,030)
Total net assets acquired	$66,084
(1) Crude oil inventory is included as part of trade and other receivables.

For the period from January 20, 2017 to June 30, 2017, the acquired properties contributed revenues, net of royalties, of $18.4 million and operating income (revenues, net of royalties, less operating, transportation and blending expenses) of $4.8 million.

The fair value of identifiable assets acquired and liabilities assumed are preliminary, pending finalization of the annual reserves evaluation.

5.	SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations:

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada;

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the U.S.; and

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended June 30	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$118,896	$75,696	$155,473	$120,037	$—	$—	$274,369	$195,733
Royalties	(14,119)	(7,920)	(45,895)	(34,466)	—	—	(60,014)	(42,386)
	104,777	67,776	109,578	85,571	—	—	214,355	153,347

Expenses
Operating	45,981	31,280	24,944	23,995	—	—	70,925	55,275
Transportation	8,973	5,146	—	—	—	—	8,973	5,146
Blending	13,260	1,207	—	—	—	—	13,260	1,207
General and administrative	—	—	—	—	14,015	12,233	14,015	12,233
Exploration and evaluation	3,686	1,896	—	—	—	—	3,686	1,896
Depletion and depreciation	52,034	46,843	78,617	74,470	504	627	131,155	121,940
Share-based compensation	—	—	—	—	5,593	3,933	5,593	3,933
Financing and interest	—	—	—	—	29,293	27,888	29,293	27,888
Financial derivatives (gain) loss	—	—	—	—	(15,878)	56,748	(15,878)	56,748
Foreign exchange (gain) loss	—	—	—	—	(32,952)	3,327	(32,952)	3,327
Loss on disposition of oil and gas properties	524	—	—	—	—	—	524	—
Other expense (income)	—	—	—	—	493	(242)	493	(242)
	124,458	86,372	103,561	98,465	1,068	104,514	229,087	289,351
Net income (loss) before income taxes	(19,681)	(18,596)	6,017	(12,894)	(1,068)	(104,514)	(14,732)	(136,004)
Income tax recovery
Current income tax recovery	—	(1,958)	(705)	—	—	(326)	(705)	(2,284)
Deferred income tax recovery	(6,146)	(3,814)	(11,042)	(16,928)	(6,107)	(26,041)	(23,295)	(46,783)
	(6,146)	(5,772)	(11,747)	(16,928)	(6,107)	(26,367)	(24,000)	(49,067)
Net income (loss)	$(13,535)	$(12,824)	$17,764	$4,034	$5,039	$(78,147)	$9,268	$(86,937)

Total oil and natural gas capital expenditures (1)	23,665	2,710	59,568	32,743	—	—	83,233	35,453
(1) Includes acquisitions, net of proceeds from divestitures.

	Canada		U.S.		Corporate		Consolidated
Six Months Ended June 30	2017	2016	2017	2016	2017	2016	2017	2016

Revenue, net of royalties
Petroleum and natural gas sales	$227,047	$120,844	$307,871	$228,487	$—	$—	$534,918	$349,331
Royalties	(26,752)	(11,755)	(90,439)	(65,213)	—	—	(117,191)	(76,968)
	200,295	109,089	217,432	163,274	—	—	417,727	272,363

Expenses
Operating	89,384	65,925	45,671	59,030	—	—	135,055	124,955
Transportation	17,015	11,921	—	—	—	—	17,015	11,921
Blending	23,317	3,566	—	—	—	—	23,317	3,566
General and administrative	—	—	—	—	26,598	26,402	26,598	26,402
Exploration and evaluation	5,008	3,359	—	—	—	—	5,008	3,359
Depletion and depreciation	101,865	101,628	149,970	160,609	1,651	1,374	253,486	263,611
Share-based compensation	—	—	—	—	10,142	8,373	10,142	8,373
Financing and interest	—	—	—	—	57,799	56,941	57,799	56,941
Financial derivatives (gain) loss	—	—	—	—	(51,766)	42,245	(51,766)	42,245
Foreign exchange (gain) loss	—	—	—	—	(43,540)	(84,016)	(43,540)	(84,016)
Loss on disposition of oil and gas properties	524	—	—	—	—	22	524	22
Other expense (income)	—	—	—	—	906	(55)	906	(55)
	237,113	186,399	195,641	219,639	1,790	51,286	434,544	457,324
Net income (loss) before income taxes	(36,818)	(77,310)	21,791	(56,365)	(1,790)	(51,286)	(16,817)	(184,961)
Income tax recovery
Current income tax recovery	—	(3,400)	(1,441)	—	—	(326)	(1,441)	(3,726)
Deferred income tax recovery	(10,774)	(18,548)	(18,562)	(45,328)	(6,404)	(31,029)	(35,740)	(94,905)
	(10,774)	(21,948)	(20,003)	(45,328)	(6,404)	(31,355)	(37,181)	(98,631)
Net income (loss)	$(26,044)	$(55,362)	$41,794	$(11,037)	$4,614	$(19,931)	$20,364	$(86,330)

Total oil and natural gas capital expenditures (1)	128,151	7,559	117,645	109,570	—	—	245,796	117,129
(1) Includes acquisitions, net of proceeds from divestitures.

As at	June 30, 2017	December 31, 2016
Canadian assets	$1,726,346	$1,625,546
U.S. assets	2,820,463	2,955,965
Corporate assets	35,240	12,574
Total consolidated assets	$4,582,049	$4,594,085

6.	EXPLORATION AND EVALUATION ASSETS

	June 30, 2017	December 31, 2016
Balance, beginning of period	$308,462	$578,969
Capital expenditures	4,837	4,716
Property acquisitions	—	102
Impairment	—	(166,617)
Exploration and evaluation expense	(5,008)	(5,976)
Transfer to oil and gas properties	(1,280)	(85,069)
Divestitures	—	(2,455)
Foreign currency translation	(6,290)	(15,208)
Balance, end of period	$300,721	$308,462

7.	OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2015	$7,584,281	$(2,910,106)	$4,674,175
Capital expenditures	220,067	—	220,067
Property acquisitions	54	—	54
Transferred from exploration and evaluation assets	85,069	—	85,069
Change in asset retirement obligations	35,714	—	35,714
Divestitures	(59,874)	42,959	(16,915)
Impairment	—	(256,559)	(256,559)
Foreign currency translation	(101,274)	15,616	(85,658)
Depletion	—	(503,778)	(503,778)
Balance, December 31, 2016	$7,764,037	$(3,611,868)	$4,152,169
Capital expenditures	169,729	—	169,729
Property acquisitions (note 4) (1)	96,030	—	96,030
Transferred from exploration and evaluation assets	1,280	—	1,280
Change in asset retirement obligations (note 10)	48,993	—	48,993
Divestitures	(2,951)	572	(2,379)
Foreign currency translation	(122,329)	33,906	(88,423)
Depletion	—	(251,834)	(251,834)
Balance, June 30, 2017	$7,954,789	$(3,829,224)	$4,125,565
(1) Includes $6.5 million related to the acquisition of heavy oil producing properties during Q2/2017.

8.	BANK LOAN

	June 30, 2017	December 31, 2016
Bank loan - U.S. dollar denominated(1)	$156,445	$191,286
Bank loan - Canadian dollar denominated	107,587	—
Bank loan - principal	264,032	191,286
Unamortized debt issuance costs	(2,278)	(3,332)
Bank loan	$261,754	$187,954

(1)	U.S. dollar denominated bank loan balance as at June 30, 2017 was US$120.5 million (US$142.5 million as at December 31, 2016).

The revolving extendible secured credit facilities are comprised of a US$25 million operating loan and a US$350 million syndicated loan for Baytex and a US$200 million syndicated loan for Baytex's wholly-owned subsidiary, Baytex Energy USA, Inc. (collectively, the "Revolving Facilities").

The Revolving Facilities are not borrowing base facilities and do not require annual or semi-annual reviews. The facilities contain standard commercial covenants (as detailed below) and do not require any mandatory principal payments prior to maturity on June 4, 2019. Baytex may request an extension of the Revolving Facilities which could extend the revolving period for up to four years (subject to a maximum four-year period at any time). Advances (including letters of credit) under the Revolving Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. In the event that Baytex breaches any of the covenants under the Revolving Facilities, Baytex may be required to repay, refinance or renegotiate the loan terms and may be restricted from taking on further debt or paying dividends to shareholders.

At June 30, 2017, Baytex had $13.6 million of outstanding letters of credit (December 31, 2016 - $12.6 million) under the Revolving Facilities and was in compliance with all of the covenants contained in the Revolving Facilities. The following table summarizes the financial covenants contained in the Revolving Facilities and Baytex's compliance therewith as at June 30, 2017.

Ratio for the Quarter(s) ending:
Covenant Description	Position as at June 30, 2017	June 30, 2017 to March 31, 2018	June 30, 2018 to September 30, 2018	December 31, 2018	Thereafter
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0.7:1.00	5.00:1.00	4.50:1.00	4.00:1.00	3.50:1.00
Interest Coverage (3) (Minimum Ratio)	4.0:1.00	1.25:1.00	1.50:1.00	1.75:1.00	2.00:1.00

(1)
"Senior Secured Debt" is defined as the principal amount of the bank loan and other secured obligations identified in the credit agreement. As at June 30, 2017, the Company's Senior Secured Debt totaled $278 million.

(2)
Bank EBITDA is calculated based on terms and definitions set out in the credit agreement which adjusts net income (loss) for financing and interest expenses, income tax, certain specific unrealized and non-cash transactions (including depletion, depreciation, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation) and is calculated based on a trailing twelve month basis. Bank EBITDA for the twelve months ended June 30, 2017 was $416 million.

(3)
Interest coverage is computed as the ratio of Bank EBITDA to financing and interest expenses (excluding non-cash interest and accretion on asset retirement obligations) and is calculated on a trailing twelve month basis. Financing and interest expenses for the twelve months ended June 30, 2017 were $103 million.

9.	LONG-TERM NOTES

	June 30, 2017	December 31, 2016
7.5% notes (US$6,400 – principal) due April 1, 2020	$8,309	$8,593
6.75% notes (US$150,000 – principal) due February 17, 2021	194,745	201,405
5.125% notes (US$400,000 – principal) due June 1, 2021	519,320	537,080
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	300,000	300,000
5.625% notes (US$400,000 – principal) due June 1, 2024	519,320	537,080
Total long-term notes - principal	1,541,694	1,584,158
Unamortized debt issuance costs	(16,350)	(18,042)
Total long-term notes - net of unamortized debt issuance costs	$1,525,344	$1,566,116

The long-term notes do not contain any significant financial maintenance covenants. The long-term notes contain a debt incurrence covenant that restricts the Company's ability to raise additional debt beyond the existing Revolving Facilities and long-term notes unless the Company maintains a minimum fixed charge coverage ratio (computed as the ratio of Bank EBITDA (as defined in note 8) to financing and interest expenses on a trailing twelve month basis) of 2.50:1. As at June 30, 2017, the fixed charge coverage ratio was 4.0:1.00.

10.	ASSET RETIREMENT OBLIGATIONS

	June 30, 2017	December 31, 2016
Balance, beginning of period	$331,517	$296,002
Liabilities incurred	3,114	5,642
Liabilities settled	(7,895)	(5,616)
Liabilities divested	(1,475)	(10,590)
Property acquisitions (note 4) (1)	20,007	—
Accretion	4,412	6,174
Change in estimate(2)	(17,200)	20,402
Change in discount rate and inflation rate(3)(4)	63,079	20,260
Foreign currency translation	(1,289)	(757)
Balance, end of period	$394,270	$331,517

(1)	Includes $1.0 million related to the acquisition of heavy oil producing properties during Q2/2017.

(2)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

(3)	The discount rate and inflation rate at June 30, 2017 are 2.00% and 1.50%, respectively, compared to 2.25% and 1.75% at December 31, 2016.

(4)
The change in discount rate includes a $64 million adjustment related to the Peace River property acquisition in note 4. Obligations acquired are initially measured at fair value using a market rate of interest. The revaluation of obligations acquired using the risk-free discount rate results in an increase to the asset retirement obligation.

11.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2017, no preferred shares have been issued by the Company and all common shares issued were fully paid.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2015	210,583	$4,296,831
Transfer from contributed surplus on vesting and conversion of share awards	958	14,522
Issued for cash	21,908	115,014
Issuance costs, net of tax	—	(3,706)
Balance, December 31, 2016	233,449	$4,422,661
Transfer from contributed surplus on vesting and conversion of share awards	755	9,469
Balance, June 30, 2017	234,204	$4,432,130

12.	SHARE AWARD INCENTIVE PLAN
The Company recorded compensation expense related to outstanding share awards of $5.6 million for the three months ended June 30, 2017 and $10.1 million for the six months ended June 30, 2017. Compensation expense for the three and six months ended June 30, 2016 was $3.9 million and $8.4 million, respectively.

The weighted average fair value of share awards granted during the six months ended June 30, 2017 was $5.77 per restricted and performance award and $2.75 per restricted performance award for the six months ended June 30, 2016.

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards(1)	Total number of share awards
Balance, December 31, 2015	729	613	1,342
Granted	1,313	1,583	2,896
Vested and converted to common shares	(450)	(409)	(859)
Forfeited	(84)	(50)	(134)
Balance, December 31, 2016	1,508	1,737	3,245
Granted	1,587	1,524	3,111
Vested and converted to common shares	(346)	(383)	(729)
Forfeited	(205)	(146)	(351)
Balance, June 30, 2017	2,544	2,732	5,276
(1) Based on underlying awards before applying the payout multiplier which can range from 0x to 2x.

13.	NET INCOME (LOSS) PER SHARE
Baytex calculates basic income (loss) per share based on the net income attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the applicable period.

	Three months ended June 30
	2017			2016
	Net income	Common shares (000s)	Net income per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$9,268	234,204	$0.04	$(86,937)	210,749	$(0.41)
Dilutive effect of share awards	—	2,411	—	—	—	—
Net income (loss) - diluted	$9,268	236,615	$0.04	$(86,937)	210,749	$(0.41)

	Six months ended June 30
	2017			2016
	Net income	Common shares (000s)	Net income per share	Net loss	Common shares (000s)	Net loss per share
Net income (loss) - basic	$20,364	234,112	$0.09	$(86,330)	210,687	$(0.41)
Dilutive effect of share awards	—	2,603	—	—	—	—
Net income (loss) - diluted	$20,364	236,715	$0.09	$(86,330)	210,687	$(0.41)

The effect of 1.6 million share awards and 1.1 million share awards were excluded from the computation of diluted loss per share for the three months and six months ended June 30, 2017, as they were determined to be anti-dilutive. The effect of 3.8 million share awards was excluded from the computation of diluted loss per share for the three and six months ended June 30, 2016, as they were determined to be anti-dilutive.

14.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Six months ended June 30
	2017	2016
Net loss before income taxes	$(16,817)	$(184,961)
Expected income taxes at the statutory rate of 26.93% (2016 - 27.00%)(1)	(4,529)	(49,939)
Increase (decrease) in income tax recovery resulting from:
Share-based compensation	2,732	2,195
Non-taxable portion of foreign exchange gain	(5,668)	(10,655)
Effect of rate adjustments for foreign jurisdictions	(23,301)	(28,624)
Effect of change in deferred tax benefit not recognized	(5,668)	(10,655)
Other	(747)	(953)
Income tax recovery	$(37,181)	$(98,631)
(1) The statutory tax rate decreased due to a decrease in the corporate income tax rate in effect for Saskatchewan (from 12% to 11.75%)

As disclosed in the 2016 annual financial statements, Baytex received several reassessments from the Canada Revenue Agency (“CRA”) in June 2016. Those reassessments denied $591 million of non-capital loss deductions that Baytex had previously claimed. In September 2016, Baytex filed notices of objection with the CRA appealing each reassessment received and is now waiting for an appeals officer to be assigned to our file. Baytex remains confident that its original tax filings are correct and intend to defend those tax filings through the appeals process.

15.	FINANCING AND INTEREST

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Interest on bank loan	$3,035	$2,690	$5,588	$6,301
Interest on long-term notes	22,880	22,099	45,519	45,299
Non-cash financing	1,150	1,531	2,280	2,111
Accretion on asset retirement obligations	2,228	1,568	4,412	3,230
Financing and interest	$29,293	$27,888	$57,799	$56,941

16.	FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Unrealized foreign exchange (gain) loss	$(32,045)	$3,549	$(43,383)	$(83,252)
Realized foreign exchange gain	(907)	(222)	(157)	(764)
Foreign exchange (gain) loss	$(32,952)	$3,327	$(43,540)	$(84,016)

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
U.S. dollar denominated	US$72,243	US$66,950	US$1,108,962	US$1,197,732

Financial Derivative Contracts

Baytex had the following financial derivative contracts:

	Remaining Term	Volume	Price/Unit (1)	Index	Fair Value as at June 30, 2017 ($millions)
Oil
Basis swap	Jul 2017 to Sep 2017	6,000 bbl/d	WTI less US$13.53/bbl	WCS	$(1.7)
Basis swap	Jul 2017 to Dec 2017	1,500 bbl/d	WTI less US$13.42/bbl	WCS	$(0.8)
Basis swap	Oct 2017 to Dec 2017	3,000 bbl/d	WTI less US$13.42/bbl	WCS	$(0.3)
Basis swap (3)	Oct 2017 to Dec 2017	1,000 bbl/d	WTI less US$12.00/bbl	WCS	N/A
Basis swap (3)	Jan 2018 to Jun 2018	2,000 bbl/d	WTI less US$14.23/bbl	WCS	N/A
Basis swap (3)	Jan 2018 to Dec 2018	3,000 bbl/d	WTI less US$14.48/bbl	WCS	N/A
Fixed - sell	Jul 2017 to Dec 2017	3,500 bbl/d	US$54.46/bbl	WTI	$6.4
3-way option (2)	Jul 2017 to Dec 2017	14,500 bbl/d	US$58.61/US$47.17/US$37.24	WTI	$8.0
3-way option (2)	Jan 2018 to Dec 2018	2,000 bbl/d	US$60.00/US$54.40/US$40.00	WTI	$5.0
Swaption (4)	Jan 2018 to Dec 2018	1,000 bbl/d	US$54.00/bbl	WTI	$2.0
Swaption (4)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.00/bbl	WTI	$(0.6)
Swaption (3)(4)	Jan 2018 to Dec 2018	1,500 bbl/d	US$51.00/bbl	WTI	N/A
Swaption (3)(4)	Jan 2018 to Dec 2018	1,000 bbl/d	US$50.10/bbl	WTI	N/A
Swaption (3)(4)	Jan 2018 to Dec 2018	500 bbl/d	US$50.90/bbl	WTI	N/A
Swaption (3)(4)	Jan 2018 to Dec 2018	500 bbl/d	US$52.00/bbl	WTI	N/A

Natural Gas
Fixed - sell	Jul 2017 to Dec 2017	22,500 GJ/d	$2.85	AECO	$1.9
Fixed - sell	Jul 2017 to Dec 2017	22,500 mmBtu/d	US$2.98	NYMEX	$(0.6)
Fixed - sell	Jan 2018 to Dec 2018	7,500 mmBtu/d	US$3.00	NYMEX	$—
Fixed - sell	Jan 2018 to Dec 2018	5,000 GJ/d	$2.67	AECO	$0.4
Total					$19.7
Current asset					$21.2
Non-current asset					$4.5
Current liability					$(5.0)
Non-current liability					$(1.0)

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)
Producer 3-way option consists of a sold call, a bought put and a sold put. To illustrate, in a US$60/US$50/US$40 contract, Baytex receives WTI + US$10/bbl when WTI is at or below US$40/bbl; Baytex receives US$50/bbl when WTI is between US$40/bbl and US$50/bbl; Baytex receives the market price when WTI is between US$50/bbl and US$60/bbl; and Baytex receives US$60/bbl when WTI is above US$60/bbl.

(3)	Contract entered subsequent to June 30, 2017. For the purposes of the table, contracts entered subsequent to June 30, 2017 will have no fair value assigned.

(4)
For these contracts, Baytex received a higher swap price in exchange for writing a call option whereby the holder has the right, if exercised on December 29, 2017, to enter an additional swap transaction for the same remaining term, notional volume and fixed price per unit.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income (loss):

	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016
Realized financial derivatives gain	$(2,649)	$(23,816)	$(2,923)	$(68,442)
Unrealized financial derivatives (gain) loss	(13,229)	80,564	(48,843)	110,687
Financial derivatives (gain) loss	$(15,878)	$56,748	$(51,766)	$42,245

Physical Delivery Contracts

As at June 30, 2017, Baytex had 2,000 bbl/d of WCS basis swap physical delivery contracts from October 2017 to December 2017 at a fixed price of WTI less US$13.85/bbl that were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.